SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 001-08427

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2007	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
Tor F. Johansen
Title: President and Chief Executive Officer

Exhibit Index is on page 3

EXHIBIT INDEX

     The following documents (bearing the exhibit numbers listed below) are furnished herewith and are made part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated August 9, 2007.	4

     This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973, Registration Statement No. 333-124095 and Registration Statement No. 333-137771.

Exhibit Index is on page 3

PRESS RELEASE
August 9, 2007
First half-year 2007:
CONTINUED STRONG DEMAND FOR EXPORT LOANS
The Eksportfinans group experienced a record strong demand for new export loans during the first half-year of 2007. Total lending from the group was NOK 112.7 billion at June 30, 2007, compared to NOK 85.0 billion at the same time in 2006. New lending from the group was NOK 19.7 billion, compared to NOK 14.9 billion in the equivalent period in 2006.
Supported by a strong demand for products offered by the Norwegian maritime industry, Eksportfinans experienced continued growth in both volumes and results in the first half-year 2007. New export related lending reached NOK 10.2 billion. The growth in total export related loans in the first six months of 2007 was NOK 6.3 billion (15 percent increase).
An environment of higher interest rate levels made the officially supported fixed rate financing scheme1 favorable compared to financing on market terms. The volume of the overall order book was approximately NOK 36 billion at June 30, 2007, compared to NOK 18 billion at the same time in 2006.
Local government lending
Total outstanding loans from Eksportfinans’ wholly owned subsidiary Kommunekreditt Norge AS at June 30, 2007 amounted to NOK 64.1 billion, compared to NOK 52.0 billion at June 30, 2006 and NOK 57.1 billion at year-end 2006. Kommunekreditt disbursed NOK 9.5 billion in new loans in the first half-year of 2007, with a corresponding amount in the same period in 2006 of NOK 3.8 billion.
Funding
In the first six months of 2007, Eksportfinans borrowed a total of NOK 38.5 billion through 375 individual funding transactions, compared with NOK 30.5 billion and 341 trades in the same period in 2006.
One year after its launch, Eksportfinans’ proprietary web-based platform for pricing, execution and documentation of structured Medium Term Notes has been adopted by 23 arranging banks. The platform, eFunding, has since its launch generated 12,500 individual price quotes, and the percentage of all activities under Eksportfinans’ Euro Medium Term Note Program conducted online via eFunding is now approximately 40.
Results
The net interest income for the Eksportfinans group was NOK 259 million in the first half-year of 2007. This represents an increase of NOK 45 million compared to the corresponding period in 2006, and the increase is mainly due to higher volumes of lending and liquidity placements.
Group base profit in the first half-year of 2007 was NOK 127 million, an increase of NOK 16 million compared to the same period 2006. The base profit reflects the profit excluding net unrealized gains or losses on certain financial instruments at fair value, net of tax effect. These unrealized gains or losses on other financial instruments derive as a consequence of the implementations of IFRS2. Profit for the first half-year 2007 was NOK 97 million, compared to NOK 70 million in the same period last year.
The complete half-year report is published on www.eksportfinans.no.

Exhibit Index is on page 3

Key Figures

	First half-year 2007	First half-year 2006
New export lending	NOK 10.2 billion	NOK 11.1 billion
New loans to Norwegian public sector	NOK 9.5 billion	NOK 3.8 billion
New funding	NOK 38.5 billion	NOK 30.8 billion
Total assets	NOK 186.9 billion	NOK 150.3 billion
Capital adequacy	12.1%	14.0%
Base profit for the period	NOK 127 million	NOK 111 million
Profit for the period	NOK 97 million	NOK 70 million
Loan losses	0	0

[1] The CIRR rate regulated by the OECD

[2] In accordance with IFRS, Eksportfinans measures a large volume of financial instruments at fair value. The fair value may vary from one reporting period to another.
Eksportfinans ASA has the international credit ratings AAA from Moody’s, AA+ from Standard & Poor’s and AAA from Fitch Ratings
For more information, please contact:
Elise Lindbæk
Head of Communication
Telephone +47 22 01 22 64
Mobile phone +47 90 51 82 50
E-mail el@eksportfinans.no
Eksportfinans is the Norwegian institute for the financing of exports – the banks’ and the Norwegian state’s joint institution for developing and offering competitive, long-term financing services to the export and municipal sectors. For more information about Eksportfinans, www.eksportfinans.no

Exhibit Index is on page 3